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SECU 11023695 'OMMISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

Ch d

OATH OR AFFIRMATION

I, Philip A. Claxton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Vice President & CFO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED NOV 22 2011 WASH. D.C. 189

SEC FILE NUMBER
8-66982

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeKing, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 E. Las Olas Blvd., Suite 300
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Claxton — (877) 495-5464
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Philip A. Claxton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeKing, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Vice President & CFO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

TradeKing, LLC
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of TradeKing, LLC as of September 30, 2011, and the related statements of operations, changes in equity, changes in liability subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradeKing, LLC as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
November 17, 2011

TRADEKING, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS		
CASH AND CASH EQUIVALENTS	$	4,176,010
RECEIVABLE FROM BROKER		1,773,669
DEPOSIT AT CLEARING BROKER (NOTE 7)		100,000
DUE FROM PARENT (NOTE 3)		404,411
PROPERTY AND EQUIPMENT, NET (NOTE 4)		1,125,619
OTHER ASSETS		381,123
	$	7,960,832
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to broker	$	414,957
Accounts payable and accrued liabilities (Notes 3 and 5)		2,286,962
Subordinated loan (Note 5)		1,100,000
Subordinated loans - parent (Note 5)		3,500,000
Total liabilities		7,301,919
COMMITMENTS AND CONTINGENCIES (NOTES 8 AND 10)		
MEMBER'S EQUITY (NOTE 9)		658,913
	$	7,960,832

See accompanying notes.

TRADEKING, LLC
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2011

REVENUE		
Commissions	$	17,873,735
Interest		2,882,877
Total revenue		20,756,612
EXPENSES		
Advertising		2,416,217
Bad debt expense		26,187
Clearing charges		3,115,061
Communication		283,347
Contract services		2,541,337
Depreciation and amortization (Note 4)		1,065,999
Insurance - general and liability		30,663
Interest (Note 5)		508,659
Management fees (Note 3)		124,548
Meals and entertainment		264,948
Other general and administrative		665,747
Postage and delivery		24,843
Professional and consulting fees		1,925,522
Quotations and research		951,874
Regulatory fees		260,207
Rent (Note 8)		631,233
Salaries and related benefits		8,487,135
Trading tools and education		1,255,610
Travel		376,233
Utilities		11,627
Total expenses		24,966,997
NET LOSS	$(	4,210,385)

See accompanying notes.

TRADEKING, LLC
STATEMENT OF CHANGES IN EQUITY
YEAR ENDED SEPTEMBER 30, 2011

	Common stock	Preferred stock	Additional paid-in capital	Accumulated deficit	Member's equity	Total
Stockholders' Equity - September 30, 2010	$ 763	$ 984	$ 25,623,831	$(20,834,459)	$ -	$ 4,791,119
Common stock issued upon exercise of options	-	-	3,141	-	-	3,141
Stock-based compensation (Note 9)	-	-	75,038	-	-	75,038
Reorganization (Note 2)	(763)	(984)	(25,702,010)	20,834,459	4,869,298	-
Net loss	-	-	-	-	(4,210,385)	(4,210,385)
Member's Equity - September 30, 2011	$ -	$ -	$ -	$ -	$ 658,913	$ 658,913

See accompanying notes.

TRADEKING, LLC

STATEMENT OF CHANGES IN LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED SEPTEMBER 30, 2011

Balance - September 30, 2010	$	5,000,000
Proceeds in the current fiscal year		4,600,000
Repayments in the current fiscal year	(	5,000,000)
Balance - September 30, 2011 (Note 5)	$	4,600,000

See accompanying notes.

TRADEKING, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	4,210,385)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,065,999
Bad debt expense		26,187
Loss on disposal of assets		979
Stock-based compensation		75,038
Changes in operating assets and liabilities:		
Receivable from broker	(	508,690)
Deposit at clearing broker		104,339
Other assets		76,543
Payable to broker	(	291,039)
Accounts payable and accrued liabilities		449,769
Due to parent		124,548
Total adjustments		1,123,673
Net cash used in operating activities	(	3,086,712)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(	2,401,264)
Proceeds from sale of fixed assets		2,616,851
Decrease in certificates of deposit		250,000
Due from parent	(	528,959)
Securities purchases		169,100
Securities sold, but not yet purchased	(	10,934)
Net cash provided by investing activities		94,794
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of subordinated loans	(	5,000,000)
Proceeds from issuance of subordinated loans - parent		3,500,000
Proceeds from issuance of subordinated loan		1,100,000
Proceeds from exercise of stock options		3,141
Net cash used in financing activities	(	396,859)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(	3,388,777)
CASH AND CASH EQUIVALENTS - BEGINNING		7,564,787
CASH AND CASH EQUIVALENTS - ENDING	$	4,176,010
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	765,479
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

TradeKing, LLC, (the Company) formerly known as Kane Reid Securities Group, Inc., d/b/a TradeKing, a Delaware corporation operating in Fort Lauderdale, Florida, is a registered broker-dealer which commenced brokerage operations in December of 2005. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker on a fully disclosed basis. Effective August 23, 2011, the Company became a wholly-owned subsidiary of TradeKing Group, Inc., a newly-formed Delaware Corporation (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Capitalized software development costs include external direct costs of services incurred in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal use software. Costs incurred in development and enhancement of the software that do not meet the capitalization criteria are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years

Depreciation is computed using the straight-line method based upon estimated useful lives of three to seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Commencing during 2011, the Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2008.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

Employee stock option grants are subject to graded vesting. The Company has elected the straight-line method to account for the recognition of compensation costs and estimates expected forfeitures when determining compensation costs. The Company's common stock is not publicly traded. Accordingly, the Company bases its expected volatilities on similar publicly traded securities.

Advertising

Advertising costs are expensed as incurred. Advertising expenses amounted to $2,416,217 for the year ended September 30, 2011.

NOTE 2. REORGANIZATION OF CORPORATION

Effective August 23, 2011, pursuant to an agreement and plan of merger (the Agreement), the Company, in a tax-free reorganization, was reorganized from a C-corporation into a single member limited liability company, becoming wholly-owned by its Parent. In accordance with the provisions of the Agreement, each outstanding share of stock in the Company possessed by stockholders prior to the effective date of the Agreement, was converted into and exchanged for one share of its equivalent class of stock in the Parent. All obligations under outstanding stock options and under the Company's existing 2005 Equity Incentive Plan, in addition to outstanding warrants, were assumed by the Parent. Amongst other things, employees of the Company have been assigned to the Parent, as well as operating licenses and commitments related to certain facilities leases (Note 3).

NOTE 3. RELATED PARTY TRANSACTIONS

Sale of Capital Assets to Parent

During 2011, the Company sold a portion of its capital assets, including software and work in process, to its Parent at net book value of $2,574,422. Amounts due from Parent are principally related to the sale of these assets and aggregated $528,959 as of September 30, 2011. Amounts due from Parent are unsecured, non-interest bearing and due on demand.

Management Fees

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Parent (Note 2). In this regard, the Parent incurs operating expenses and provides facilities and staff in consideration of a management fee. For the year ended September 30, 2011, the Company incurred $124,548 of management fees, which was unpaid as of September 30, 2011.

NOTE 3. RELATED PARTY TRANSACTIONS (Continued)

Management fees consisted of the following for the year ended September 30, 2011:

Accounting fees	$	10,500
Amortization expense		112,211
Depreciation expense		1,837
	$	124,548

Scivantage

Scivantage, a software developer and technology consulting firm, owns common stock of the Company as of September 30, 2011. For the year ended September 30, 2011, the Company incurred approximately $3,170,000 to Scivantage for services including approximately $198,000 capitalized to property and equipment, of which $114,019 was payable as of September 30, 2011 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2011:

Furniture	$	358,394
Computer equipment		573,803
Equipment		59,992
Software		2,544,104
Leasehold improvements		70,406
		3,606,699
Less: accumulated depreciation and amortization	(	2,481,080)
	$	1,125,619

Depreciation and amortization expense for the year ended September 30, 2011 amounted to $1,065,999 of which $850,568 represents amortization of software costs.

NOTE 5. SUBORDINATED LOANS

On July 28, 2008, the Company entered into a Master Loan and Security Agreement with an unrelated entity, which was subsequently amended and restated on January 14, 2009. The agreement provided for advances up to $5,000,000. Each advance shall be made pursuant to a FINRA approved subordinated loan agreement. On July 31, 2008, the Company executed a subordinated loan agreement with this unrelated entity. The principal amount of the loan was $2,000,000, the interest rate was 10 percent per annum, interest was payable annually and the principal is payable on the maturity date of the loan. At maturity on August 31, 2011, the Company repaid the outstanding balance of the subordinated loan.

On November 12, 2008, the Company executed an additional subordinated loan agreement under the Master Loan and Security Agreement with the same unrelated entity. The principal amount of the loan was $3,000,000, the interest rate was 10 percent per annum, interest is payable annually and the principal is payable on the maturity date of the loan. Prior to the scheduled maturity of December 31, 2011, on September 28, 2011, the Company repaid the outstanding balance of the subordinated loan.

On April 29, 2011, the Company executed a subordinated loan agreement with the Company's clearing broker, Penson Financial Services, Inc. (Penson). The principal amount of the loan is $1,100,000, the interest rate is 0.55 percent per annum, interest is payable semi-annually and the principal is payable on the maturity date of the loan. The loan matures on April 29, 2012 and is unsecured. Subject to the Company not terminating the clearing relationship, the loan also contains provisions that require the lender to renew the loan each year and provides for the loan to be forgiven proportionately, on a monthly basis, starting in May 2012 and ending in September 2015.

On August 31, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $2,000,000, the interest rate is 14% per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on August 31, 2014 and is unsecured.

On September 27, 2011, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,500,000, the interest rate is 14% per annum, interest is payable monthly and the principal is payable on the maturity date of the loan. The loan matures on September 27, 2014 and is unsecured.

NOTE 5. SUBORDINATED LOANS (Continued)

These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and are subordinated to the claims of general creditors.

Maturities of the loans for the years subsequent to September 30, 2011 are as follows:

2012	$ 1,100,000
2013	-
2014	3,500,000
	$ 4,600,000

Interest expense related to these loans for the year ended September 30, 2011 amounted to $508,659, of which $27,837 is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2011, the Company's "Net Capital" was $2,738,626 which exceeded requirements by $2,488,626 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.03 to 1.

NOTE 7. RISK CONCENTRATION

Securities Clearing and Custody

The Company operates as an introducing broker dealer and as such all its clients accounts are held at its clearing brokerage. The clearing and depository operations for the Company's securities transactions are provided by Penson whose principal office is in Dallas, Texas.

NOTE 8. COMMITMENTS

The Company is obligated under various licensing, marketing and on-line service agreements expiring from 2012 through 2015.

Approximate minimum annual payments under the aforementioned agreements are as follows:

		Contracts
2012	$	3,467,000
2013		2,732,000
2014		2,000
2015		1,000
	$	6,202,000

Rent expense on facilities and other operating leases approximated $631,000 for the year ended September 30, 2011.

NOTE 9. STOCK OPTION PLAN

During 2011, the Company granted 165,903 stock options. The Company estimated the fair value of all stock options granted during the year ended September 30, 2011 by using the Black-Scholes option valuation model with the following assumptions: (i) risk-free interest rate of 2.00%, (ii) expected option lives of 10 years, (iii) expected volatility of 42% in the market price of the Company's common stock, and (iv) no expected dividends on the underlying stock. The vesting period is in accordance with the Standard Employee Vesting Schedule after one year to be 25% vested with the remainder monthly vesting over the next three years. Management estimated the employees' expected exercise to be 75% of granted options.

The Company recognized compensation expense of $75,038 related to stock options for the year ended September 30, 2011. As of September 30, 2011, there was $126,647 of total unrecognized compensation cost related to nonvested share-based compensation arrangements assumed by the Parent (Note 2); and this cost is expected to be recognized over a period of three years.

NOTE 10. CONTINGENCIES

Legal

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal proceedings. In the opinion of management, the Company does not believe that these matters will have an adverse effect on the Company's financial position, results of operations, or cash flows.

General Contingencies

In the ordinary course of business, there are various contingencies which are not reflected in the financial statements. Under the terms of the Company's securities clearing agreement with Penson, the Company introduces its clients' securities accounts to Penson, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as are required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Penson as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales". Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary.

SUPPLEMENTARY INFORMATION

TRADEKING, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
SEPTEMBER 30, 2011

CREDITS		
Member's equity	$	658,913
Subordinated loans		4,600,000
Total credits		5,258,913
DEBITS		
Non-allowable portion of receivable from broker		484,551
Due from parent		528,959
Property and equipment		1,125,619
Other assets		381,123
Total debits		2,520,252
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		2,738,661
HAIRCUTS ON SECURITY POSITIONS		35
NET CAPITAL		2,738,626
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $2,826,467		250,000
EXCESS NET CAPITAL	$	2,488,626
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.03 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Payable to broker	$	414,957
Accounts payable and accrued liabilities		2,286,962
Due to parent		124,548
Total aggregate indebtedness	$	2,826,467

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

TRADEKING, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
SEPTEMBER 30, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TradeKing, LLC
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of TradeKing, LLC as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable probability that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
November 17, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

TradeKing, LLC
Fort Lauderdale, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the for the year ended September 30, 2011, which were agreed to by TradeKing, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating TradeKing, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TradeKing, LLC's management is responsible for TradeKing, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2011, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
November 17, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TradeKing, LLC
888 E. Las Olas Blvd Suite 300
Fort Lauderdale, FL 33301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 46,472

B. Less payment made with SIPC-6 filed (exclude interest) (24,400)
5/06/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,072

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,072

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,072

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TradeKing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the ______ day of November, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 20 10
and ending September 30 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,700,723
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	18,134
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	18,134
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	124,932
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	5,031
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	129,963
2d. SIPC Net Operating Revenues	$ 18,588,894
2e. General Assessment @ .0025	$ 46,472

(to page 1, line 2.A.)

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

TradeKing, LLC

Report Pursuant To Rule 17a-5 Under The Securities Exchange Act of 1934

September 30, 2011




enter



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS